Date: January 22, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Sino Gas International Holdings, Inc.
File No. 333-147998
Form SB-2 filed on December 11, 2007

Dear Mr. Owings:

On behalf of Sino Gas International Holdings, Inc. (“Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated January 9, 2008, with respect to our registration statement on Form SB-2 (the “Form SB-2”).  In addition to the clean and marked versions filed with the Commission through EDGAR, we will provide a hard copy of the marked version of our amended Form SB-2 through courier.

We understand and agree that:

●	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	Sino Gas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

General

1.
We are in receipt of the responses you provided on December 11, 2007 relating to comments previously issued on your Form 10-K for the period ended December 31, 2006. Please ensure that these comments are resolved prior to seeking effectiveness.

Response:

We are waiting for your further comments regarding our responses to your comments on our Form 10K. Please let us know if you have any additional comments so that we can resolve them as soon as possible.

2.
We note that 1,500,000 shares you seek to register have not yet been issued and are contingent upon certain events. Please revise to omit the 1,500,000 shares from your resale registration statement since these shares have not yet been issued and may not be issued to the selling stockholders unless you trigger a contingency or tell us why you believe it is appropriate for you to register these shares at this time. Refer to Telephone Interpretation B.77 under Compliance and Disclosure Interpretations at our web-site at <www.sec.gov>.

Response:

Per your comment, we omitted the 1,500,000 “Make Good” shares not yet issued and made other appropriate revisions where applicable. Please see the changes to the prospectus cover page of our amended Form SB-2.

Prospectus Cover Page

3.
We note that your registration statement covers the resale of 271,074 shares of your common stock that underlie warrants. Please revise your cover page and your Prospectus Summary to separately state this amount so that it is clear what portion of the total amount you are registering is subject to the exercise of warrants. In an appropriate place in this prospectus, please also describe the terms of these warrants.

Response:

Per your comment, we revised the cover page and Prospectus Summary to separately state the 271,074 shares of placement agent warrants. We also described the terms of placement agent warrants under the heading “warrants” at the bottom of page 15 of our amended Form SB-2.

Risk Factors, Page 4

4.
On page 4, you use the subheading “The price of natural gas is subject to government regulations and market conditions.” This subheading is not descriptive and appears to merely state a fact about your company. In addition, the accompanying discussion also does not provide enough information for investors to assess the risk. Please revise your subheading and accompanying text to ensure that they reflect the material risk to which investors should be made aware.

Response:

Per your comment, we revised this risk factor and please see page 4 of our amended Form SB-2.

5.
Tell us why you believe that potential environmental liability is a material risk of which investors should be made aware when your disclosure on page 7 would seem to indicate that your business is not subject to any environmental regulations or liability. Alternatively, please delete this risk factor.

Response:

Per your comment, we deleted this risk factor. Please see pages 7 of our amended Form SB-2 between risk factors 10 and 11 where this risk factor was.

6.
On page 8, where you refer to the warranty claims that have been made to date, please quantify this amount, so that investors can appreciate what you mean when you refer to a “very limited number” of claims.

Response:

Per your comment, we made additional disclosure. Please see page 8 of our amended Form SB-2.

7.
On page 9, where you refer to the restrictions on paying dividends, please provide additional disclosure that explains what “accumulated profits” means, for purposes of PRC accounting standards, and compare it to U.S. GAAP, under which it would appear that you prepare your financial statements. Disclose whether historically you have been restricted in the amount you have been able to receive from your subsidiary and quantify the amounts that have been remitted to date. Also, the portion that you are required to set aside is in brackets; please remove these brackets or explain why it is necessary for you to keep them.

Response:

The equivalent of “accumulated profits” in US GAAP is “ Retained Earnings”. The Chinese government requires a company to put aside at least 10% of retained earnings for the year into a reserve fund which is subject to a cap at 50% of the registered capital of that company. The purpose of this reserve fund is to make provision for operational losses in the following years for that company. The total reserve fund we have set aside is US$1.7 million as of Sept. 30th, 2007. So far we have not distributed or remitted any dividends from the subsidiaries in China. We do not anticipate doing so in the near future. Per your comment, we revised the risk factor. Please see the bottom of page 9 of our amended Form SB-2.

Management’s Discussion and Analysis or Plan of Operation, Page 16

8.
As currently disclosed, your disclosure under this section appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Items 303(b)(1) and (2) of Regulation S-B. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. For example, we note your statement that your net revenues increased 63% for the three months ended September 30, 2007 compared to the same period in 2006. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. In another example, we note connection fees accounted for approximately 70% of your total revenues for three months ended September 30, 2007. Please discuss whether you expect levels to remain at this level or to increase or decrease. Please see Release No. 33-8350 for additional guidance.

Response:

Per your comment, we have expanded our disclosure regarding future forecasts and analysis of past trends and events in our Management’s Analysis and Discussion section. Please see revisions on pages 19, 20, 21, 22, 23, 24, 26 and 27 of our amended Form SB-2.

9.
Here or in your Business discussion please explain how you determine the rates at which you charge your connection fees. In this regard, we note that the connection fee per new residential household appears to vary; $333 per connection in Peixian, Jiangsu Providence as compared $180 per connection in Baishan City, Jilin Providence. We note your disclosure on page 24 regarding this aspect of your business, however, you do not go into any detail regarding how you determine the rates you charge.

Response:

Per your comment, we made additional disclosure in our amended Form SB-2. Please see our changes at pages 19 and 47 (in the Business section) of our amended Form SB-2 for the determination of rates and disclosure regarding Peixian and Baishan.

Gas Sales, page 23

10.	It appears that 35% of your total gas sales are sold through other gas distributors. In an appropriate place in your disclosure please explain this aspect of your business.

Response:

Per your comment, we made additional disclosure on page 23 of our amended Form SB-2 regarding other gas distributors.

Liquidity and Capital Resources, page 26

11.
Please include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. In this regard, we note your risk factor disclosure on page 5; please provide similar disclosure here and explain how you intend to fund these capital expenditures.

Response:

Per your comment, we made additional disclosure on page 26 of our amended Form SB-2.

Fiscal Years ended December 31, 2006 and 2005, page 27

12.
We refer you to the disclosure near the bottom of page 27 indicating that you are considering several potential acquisition targets, which would substantially contribute to our sales and net income if successfully acquired. Please expand your disclosure to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisitions that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Response:

Per your comment, we made additional disclosure. Please see bottom of page 27 of our amended Form SB-2.

13.	Please also update the disclosure at the top of page 28 to reflect your plans for the upcoming fiscal year.

Response:

Per your comment, we changed the year 2006 to 2008 at the top of page 28 of our amended Form SB-2.

Business of the Company, page 36

Organizational History, page 40

14.	Please clarify your activities between May 2002 and September 7, 2006. If you were an inactive shell, please disclose this fact.

Response:

Per your comment, we made additional disclosure. Please see page 40 of our amended form SB-2.

15.
We note your disclosure that Pegasus Tel, Inc. was spun of in the form of a dividend. We further note that you have filed an amended Schedule 14C on November 28, 2007 with respect to this spin-off and the Form 10 relating to the spin-off has not yet been cleared of comments. As a result, please tell us why you believe that the spin-off took place on August 30, 2007.

Response:

Our former counsel handled the spin-off. It turned out the spin off has not been completed yet. Per your comment, we deleted the sentence “ We spun off Pegasus Tel in the form of a dividend to our shareholders of record as of August 30, 2007.”  on page 41 of our amended Form SB-2.

16.
Please expand your disclosure to include a description of each material acquisition, including the material terms of each acquisition including the business or assets acquired, the consideration paid (please include the dollar value) and whether any of the transactions were with related parties.

Response:

Per your comment, we made additional disclosure regarding acquisitions. Please see the bottom of page 41 of our amended Form SB-2.

Organizational History of GAS (BVI) and Beijing Gas, page 41

17.	Here or in your Business discussion, please provide greater detail concerning the cities and the provinces in which you operate.

Response:

Per your comment, please see our additional disclosure on page 41 of our amended Form SB-2.

18.	Please describe the “self-produced products” sold by Beijing Zhong Ran Xiang Ke. Also, explain whether you derive any material amount of revenues from this joint venture.

Response:

Per your comment, we made additional disclosure on page 41 of our amended Form SB-2 regarding Beijing Zhong Ran Xiang Ke.

Our Industry, page 42

19.
We note your references to studies published by China Statistical Yearbook, Energy Information Administration, China National Development and Reform Commission, The Institute of Energy Economics of Japan and Merrill Lynch. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author’s consent to be named in the registration statement.

Response:

We did not commission any of the studies. Per your comment, we attached the following copies of statistics as exhibits:

Exhibit 1: Total Consumption of Energy and Its Composition; http://www.stats.gov.cn/tjsj/ndsj/2006/html/G0702e.htm

Exhibit 2: Average Annual Energy Consumption for Non-Production Purpose;
http://www.stats.gov.cn/tjsj/ndsj/2006/html/G0713e.htm

Exhibit 3A: World Consumption of Primary Energy by Energy Type and Selected Country Groups;
http://www.eia.doe.gov/iea/wecbtu.html
Exhibit 3B: Table 18 from Energy Information Administration Website;
http://www.eia.doe.gov/iea/wecbtu.html

Exhibit 4: The Eleventh 5-Year Plan of National Energy Development (translated from attached original Chinese version);
http://www.sdpc.gov.cn/nyjt/nyzywx/P020070410417020191418.pdf

Exhibit 5: Merrill Lynch report; (no hyperlink to website)

Exhibit 6A: Energy Information Administration Webpage and Exhibit 6B: Natural Gas Reserves by Energy Information Administration;
http://www.eia.doe.gov/emeu/international/gasreserves.html

Exhibit 7: China’s Natural Gas Industry and Gas to Power Generation by Institute of Energy Economics of Japan. http://eneken.ieej.or.jp/en/data/pdf/397.pdf

Directors and Executive Officers, page 60

20.
Please disclose the name of your promoters. In additional, in an appropriate section, please disclose the names of the promoters and controls persons of the company prior to the reverse merger as well as any information required by Item 404 of Regulation S-B. See Item 404(c) of Regulation S-B.

Response:

Per your comment, please see our additional disclosure on page 62 of our amended Form SB-2.

Executive Compensation, page 62

21.
Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to “Interpretive Responses Regarding Particular Situations” Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Response:

Per your comment, please see our revised executive compensation on page 62 of our amended Form SB-2, updated for 2007.

Selling Stockholders, page 68

22.	Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling shareholders acquired their share.

Response:

Per your comment, please see our additional disclosure on page 71 of our amended Form SB-2.

Certain Relationships and Related Transactions, page 74

Kuhns Bothers Consulting Agreement, page 74

23.	Please revise to provide more details concerning your consulting agreement with Kuhns Brothers.

Response:

Per your comment, please see our additional disclosure on page 75 of our amended Form SB-2.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone)
+86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours, /s/ Yuchuan Liu Yuchuan Liu Chairman & CEO

Enclosure:
Amended Form SB-2 and exhibits

Exhibit 1

Page 1 of 1

China Statistical Yearbook 2006

7-2 Total Consumption of Energy and Its Composition

Year	Total Energy Consumption (10 000 tons of SCE)	As Percentage of Total Energy Consumption			
		Coal	Crude Oil	Natural Gas	Hydro-power, Nuclear Power, Wind Power
1978	57144.0	70.7	22.7	3.2	3.4
1980	60275.0	72.2	20.7	3.1	4.0
1985	76682.0	75.8	17.1	2.2	4.9
1989	96934.0	76.1	17.1	2.1	4.7
1990	98703.0	76.2	16.6	2.1	5.1
1991	103783.0	76.1	17.1	2.0	4.8
1992	109170.0	75.7	17.5	1.9	4.9
1993	115993.0	74.7	18.2	1.9	5.2
1994	122737.0	75.0	17.4	1.9	5.7
1995	131176.0	74.6	17.5	1.8	6.1
1996	138948.0	74.7	18.0	1.8	5.5
1997	137798.0	71.7	20.4	1.7	6.2
1998	132214.0	69.6	21.5	2.2	6.7
1999	133831.0	69.1	22.6	2.1	6.2
2000	138552.6	67.8	23.2	2.4	6.7
2001	143199.2	66.7	22.9	2.6	7.9
2002	151797.3	66.3	23.4	2.6	7.7
2003	174990.3	68.4	22.2	2.6	6.8
2004	203226.7	68.0	22.3	2.6	7.1
2005	223319.0	68.9	21.0	2.9	7.2

http://www.stats.gov.cn/tjsj/ndsj/2006/html/G0702e.htm 2008-1-14

Exhibit 2

Page 1 of 1

China Statistical Yearbook 2006

Link Excel Link Chinese Full Window

7-13 Average Annual Energy Consumption for Non-Production Purpose

Type of Energy		1990	1995	2000	2001	2002	2003	2004	2005
Total	**(10 000 tons of SCE)**	**15800**	**15745**	**15965**	**16568**	**17527**	**19827**	**21281**	**23393**
Coal	(10 000 tons)	16700	13530	7907	7830	7603	8175	8173	8739
Kerosene	(10 000 tons)	105	64	72	75	61	56	27	26
Liquefied Petroleum Gas	(10 000 tons)	159	534	988	1006	1169	1293	1350	1329
Natural Gas	(100 million cu.m)	19	19	32	44	51	57	67	79
Coal Gas	(100 million cu.m)	29	57	89	119	125	131	138	145
Heat	(10 billion kilo-joule)	8972	12637	23234	23369	26613	33666	41395	51744
Electricity	(100 million kwh)	481	1006	1672	1839	2001	2238	2465	2825

http://www.stats.gov.cn/tjsj/ndsj/2006/html/G0713e.htm 2008-1-14

Exhibit 3

EIA - International Energy Data and Analysis

Page 1 of 1

Energy Information Administration
Official Energy Statistics from the U.S. Government

Glossary

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Home > International > International Energy Annual (IEA) > World Energy Consumption (Btu)

International Energy Annual 2005

Report Released: June-October 2007
Next Release: May-July 2008

World Energy Consumption in British Thermal Units (Quadrillion Btu, Except as Noted)

Tables are available in Excel spreadsheet format only (click on the Title).

Important Note: Data in all tables have been revised and updated for the *International Energy Annual 2005*

1.8 World Consumption of Primary Energy by Energy Type and Selected Country Groups (Quadrillion Btu), 1980-2005

E.1 World Total Primary Energy Consumption, 1980-2005

E.2 World Petroleum Consumption, 1980-2005

E.3 World Dry Natural Gas Consumption, 1980-2005

E.4 World Coal Consumption, 1980-2005

E.5 World Net Hydroelectric Power Consumption, 1980-2005

E.6 World Net Nuclear Electric Power Consumption, 1980-2005

E.7 World Net Geothermal, Solar, Wind, and Wood and Waste Electric Power Consumption, 1980-2005

Other Primary Energy Consumption-Related Time Series Tables

E.1c World Per Capita Total Primary Energy Consumption (Million Btu), 1980-2005

E.1g World Energy Intensity--Total Primary Energy Consumption per Dollar of Gross Domestic Product Using Market Exchange Rates (Btu per 2000 U.S. Dollars), 1980-2005

E.1p World Energy Intensity--Total Primary Energy Consumption per Dollar of Gross Domestic Product Using Purchasing Power Parities (Btu per 2000 U.S. Dollars), 1980-2005

E.8 United State Consumption of Biomass, Geothermal, and Solar Energy Not Used for Electricty Generation and Adjustment to Remove Consumption of Supplemental Gaseous Fuels, 1980-2005

S.6 World Net Electricity Imports, 1980-2005

World Energy Consumption in U.S. Physical Units

EIA's International Energy Data, Analyses, and Forecasts

International Energy Annual Contacts

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http://www.eia.doe.gov/iea/wecbtu.html

2008-1-14

Table 1.8 World Consumption of Primary Energy by Energy Type and Selected Country Groups (Quadrillion (10^{15}) Btu), 1980-2005

Energy Information Administration
International Energy Annual 2005

Table Posted: October 2, 2007
Next Update: July 2008

Table Notes and Sources

1.8 World Consumption of Primary Energy by Energy Type and Selected Country Groups (Quadrillion (10^{15}) Btu), 1980-2005

Energy Type/Country Group	1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Petroleum																										
World Total	**131.019**	**125.928**	**122.652**	**120.846**	**123.142**	**123.055**	**127.206**	**129.613**	**133.593**	**135.379**	**136.431**	**137.397**	**137.892**	**137.685**	**140.082**	**142.365**	**145.548**	**148.919**	**150.309**	**153.242**	**155.295**	**156.623**	**157.780**	**161.021**	**166.504**	**169.362**
OECD	86.097	80.767	76.911	74.937	76.535	75.711	78.103	79.403	82.313	83.453	83.989	84.573	86.593	86.901	89.123	89.906	92.239	93.498	93.907	95.465	95.820	95.859	95.548	97.080	98.787	99.332
Non OECD	44.923	45.161	45.741	45.909	46.607	47.345	49.103	50.210	51.280	51.926	52.442	52.824	51.298	50.784	50.959	52.459	53.309	55.422	56.403	57.777	59.476	60.763	62.232	63.941	67.716	70.030
Other Groups:																										
OECD Europe	31.670	28.959	27.875	27.083	26.787	26.559	27.434	27.620	28.069	28.143	28.395	29.076	29.527	29.468	29.608	30.231	30.905	31.125	31.778	31.535	31.324	31.638	31.522	31.827	31.998	32.101
OPEC	5.931	6.480	6.839	7.276	7.381	7.696	8.055	8.234	8.513	8.863	9.371	9.657	10.021	10.468	10.769	10.934	11.145	11.710	11.770	11.975	12.447	13.122	13.674	14.006	14.711	15.637
EU	31.459	28.886	27.769	26.855	26.505	26.206	27.012	27.127	27.584	27.600	27.766	28.092	28.864	28.628	28.793	29.314	29.900	30.141	30.732	30.375	30.126	30.526	30.353	30.619	30.817	30.954
IEA	81.896	76.434	72.560	70.856	72.416	71.452	73.744	74.900	77.799	78.651	79.258	79.843	81.807	82.516	84.499	85.504	87.779	88.840	89.020	90.555	90.791	90.914	90.712	92.215	93.772	94.122
Dry Natural Gas																										
World Total	**53.965**	**54.058**	**54.183**	**55.271**	**60.954**	**63.587**	**64.308**	**67.726**	**71.089**	**74.305**	**75.195**	**76.555**	**76.844**	**78.949**	**78.813**	**81.014**	**84.593**	**84.806**	**85.775**	**88.113**	**91.306**	**92.723**	**95.986**	**99.480**	**103.474**	**107.613**
OECD	33.476	32.951	31.607	30.735	33.022	33.047	32.098	33.792	34.814	36.685	37.218	38.711	39.574	40.914	42.007	44.450	46.520	46.680	46.908	48.455	50.092	49.809	51.333	52.192	53.273	53.709
Non OECD	20.489	21.107	22.576	24.536	27.931	30.539	32.211	33.934	36.275	37.619	37.977	37.844	37.269	38.035	36.806	36.564	38.073	38.126	38.867	39.658	41.214	42.914	44.653	47.288	50.201	53.904
Other Groups:																										
OECD Europe	8.981	8.826	8.700	8.897	9.457	9.802	10.038	10.558	10.389	10.906	11.179	12.066	11.907	12.550	12.742	13.989	15.189	15.046	15.580	16.382	16.859	17.343	17.614	18.635	19.448	19.860
OPEC	2.828	2.736	2.843	3.294	3.967	4.414	4.690	5.211	5.635	6.076	5.995	6.122	6.652	7.000	7.497	7.957	8.625	9.150	9.438	9.728	9.981	10.509	10.992	11.212	12.015	13.398
EU	10.414	10.260	10.294	10.518	11.021	11.328	11.591	12.119	11.812	12.334	12.470	12.994	12.915	13.418	13.527	14.831	15.978	15.661	15.981	16.575	17.068	17.604	17.714	18.581	19.282	19.623
IEA	31.924	31.341	29.908	29.022	31.273	31.226	30.343	31.983	33.018	34.890	35.274	36.811	37.768	39.250	40.293	42.631	44.614	44.742	44.864	46.457	47.926	47.594	48.950	49.633	50.680	51.066
Coal																										
World Total	**70.256**	**71.429**	**72.670**	**74.591**	**78.952**	**82.445**	**83.801**	**86.399**	**88.952**	**89.038**	**89.230**	**86.049**	**85.456**	**86.695**	**87.530**	**88.466**	**90.133**	**92.548**	**90.810**	**91.737**	**93.537**	**95.077**	**98.356**	**107.033**	**116.164**	**122.592**
OECD	38.475	39.044	38.550	39.142	40.966	42.644	42.213	43.338	43.950	44.443	43.511	42.261	40.891	41.552	41.251	41.018	42.487	43.771	43.378	43.474	45.345	44.845	45.205	46.341	47.106	47.430
Non OECD	31.782	32.385	34.121	35.449	37.986	39.800	41.588	43.061	45.002	44.595	45.718	43.788	44.566	45.143	46.280	47.448	47.646	48.777	47.433	48.262	48.192	50.232	53.151	60.692	69.059	75.162
Other Groups:																										
OECD Europe	18.267	18.067	18.079	18.074	18.137	19.079	19.105	19.200	18.453	18.692	17.711	16.648	15.129	14.943	14.303	13.691	14.001	13.892	13.326	12.914	13.196	13.018	12.846	13.274	13.307	13.163
OPEC	0.073	0.071	0.076	0.089	0.117	0.122	0.170	0.179	0.196	0.237	0.246	0.224	0.250	0.355	0.417	0.362	0.463	0.408	0.522	0.572	0.596	0.767	0.824	0.862	0.994	1.130
EU	18.817	18.678	18.665	18.717	18.734	19.624	19.558	19.736	19.065	19.201	17.896	16.581	15.459	15.147	14.493	13.852	14.152	13.884	13.190	12.774	12.948	12.993	12.800	13.245	13.237	12.856
IEA	32.995	33.957	33.343	33.900	35.491	37.050	36.579	37.586	38.353	39.093	38.976	37.910	36.659	38.130	38.045	37.946	39.067	40.472	40.344	40.305	42.537	42.161	42.513	43.496	44.358	44.684
Net Hydroelectric Power																										
World Total	**17.897**	**18.259**	**18.715**	**19.693**	**20.190**	**20.423**	**20.891**	**20.899**	**21.484**	**21.532**	**22.353**	**22.835**	**22.713**	**23.939**	**24.151**	**25.340**	**25.792**	**26.067**	**26.047**	**26.548**	**26.985**	**26.357**	**26.417**	**26.791**	**27.652**	**28.997**
OECD	11.216	11.436	11.740	12.331	12.276	12.166	12.083	11.935	12.062	11.865	12.269	12.429	12.193	12.888	12.418	13.301	13.705	13.801	13.428	13.633	13.569	12.748	12.740	12.560	12.572	12.584
Non OECD	6.681	6.823	6.975	7.362	7.914	8.257	8.808	8.964	9.422	9.668	10.084	10.405	10.520	11.051	11.734	12.039	12.087	12.267	12.619	12.915	13.416	13.609	13.677	14.231	15.080	16.413
Other Groups:																										
OECD Europe	4.269	4.389	4.377	4.582	4.571	4.545	4.342	4.662	5.049	4.413	4.569	4.555	4.822	4.997	5.019	5.077	4.875	4.998	5.148	5.210	5.464	5.512	4.992	4.700	4.847	4.809
OPEC	0.274	0.291	0.303	0.323	0.347	0.384	0.432	0.484	0.531	0.558	0.573	0.682	0.754	0.743	0.749	0.756	0.791	0.779	0.840	0.846	0.846	0.869	0.883	0.916	1.000	1.115
EU	3.093	3.069	3.019	3.097	3.138	3.138	2.980	3.148	3.398	2.812	2.865	2.980	3.181	3.229	3.337	3.319	3.295	3.355	3.454	3.449	3.563	3.813	3.175	3.070	3.177	3.013
IEA	10.937	11.083	11.412	12.019	11.945	11.793	11.778	11.637	11.739	11.506	11.929	12.113	11.828	12.524	12.105	12.903	13.271	13.420	13.057	13.173	13.103	12.315	12.342	12.234	12.190	12.172
Net Nuclear Electric Power																										
World Total	**7.576**	**8.527**	**9.508**	**10.718**	**12.995**	**15.299**	**16.248**	**17.644**	**19.227**	**19.740**	**20.357**	**21.183**	**21.280**	**22.008**	**22.406**	**23.260**	**24.110**	**23.884**	**24.325**	**25.088**	**25.661**	**26.387**	**26.681**	**26.448**	**27.433**	**27.473**
OECD	6.541	7.522	8.069	9.027	10.781	12.675	13.852	14.904	16.155	16.586	17.268	18.100	18.356	19.072	19.662	20.384	20.919	20.649	21.161	21.845	22.178	22.692	22.705	22.240	23.138	23.242
Non OECD	1.035	1.006	1.439	1.691	2.214	2.623	2.396	2.740	3.072	3.154	3.088	3.083	2.924	2.936	2.744	2.876	3.192	3.236	3.164	3.243	3.483	3.696	3.976	4.208	4.295	4.231
Other Groups:																										
OECD Europe	2.506	3.158	3.467	4.074	5.182	6.183	6.727	6.914	7.420	7.787	7.860	8.093	8.247	8.609	8.589	8.701	9.119	9.210	9.164	9.310	9.307	9.594	9.675	9.830	9.890	9.778
OPEC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EU	2.434	3.109	3.436	4.054	5.140	6.106	6.639	6.825	7.358	7.718	7.770	8.002	8.319	8.690	8.626	8.798	9.259	9.368	9.332	9.426	9.432	9.759	9.889	9.999	10.067	9.965
IEA	6.485	7.459	7.998	8.951	10.691	12.529	13.633	14.647	15.886	16.302	16.953	17.783	18.033	18.882	19.479	20.175	20.710	20.425	20.944	21.601	21.913	22.415	22.408	21.938	22.858	22.938
Net Geothermal, Solar, Wind, and Wood and Waste Electric Power																										
World Total	**0.471**	**0.510**	**0.629**	**0.687**	**0.771**	**0.823**	**0.909**	**0.989**	**1.017**	**1.588**	**1.696**	**1.796**	**1.950**	**2.011**	**2.090**	**2.169**	**2.267**	**2.427**	**2.596**	**2.773**	**3.010**	**3.139**	**3.434**	**3.709**	**4.006**	**4.285**
OECD	0.375	0.388	0.478	0.511	0.580	0.626	0.709	0.780	0.797	1.361	1.461	1.554	1.674	1.739	1.782	1.813	1.894	2.003	2.112	2.219	2.372	2.453	2.723	2.964	3.217	3.473
Non OECD	0.096	0.122	0.151	0.176	0.191	0.198	0.200	0.208	0.220	0.227	0.235	0.242	0.276	0.271	0.308	0.355	0.374	0.425	0.483	0.554	0.638	0.686	0.711	0.745	0.788	0.813
Other Groups:																										
OECD Europe	0.173	0.172	0.172	0.166	0.176	0.179	0.193	0.217	0.220	0.231	0.242	0.257	0.329	0.362	0.399	0.440	0.469	0.546	0.646	0.698	0.833	0.931	1.079	1.258	1.483	1.674
OPEC	0	0	0.002	0.004	0.004	0.008	0.012	0.015	0.020	0.020	0.023	0.021	0.022	0.022	0.032	0.044	0.047	0.055	0.077	0.078	0.097	0.120	0.125	0.126	0.133	0.132
EU	0.169	0.164	0.165	0.158	0.168	0.172	0.182	0.205	0.208	0.218	0.226	0.241	0.314	0.346	0.378	0.417	0.443	0.521	0.613	0.654	0.784	0.880	1.029	1.204	1.426	1.612
IEA	0.351	0.361	0.443	0.473	0.540	0.582	0.627	0.680	0.690	1.255	1.349	1.435	1.550	1.614	1.662	1.691	1.769	1.880	1.977	2.073	2.218	2.298	2.571	2.777	3.019	3.249
Net Electricity Imports																										
World Total	**-0.016**	**0.001**	**0.0004**	**0.0002**	**-0.0001**	**-0.009**	**-0.0003**	**0.001**	**0.0001**	**0.005**	**0.001**	**0.0004**	**0.003**	**0.008**	**-0.013**	**-0.007**	**-0.002**	**-0.004**	**0.00003**	**-0.007**	**0.005**	**0.003**	**0.021**	**0.014**	**-0.001**	**-0.001**
OECD	0.037	0.056	0.053	0.064	0.071	0.071	0.071	0.085	0.097	0.088	0.069	0.058	0.008	0.022	0.022	0.016	0.030	0.034	0.038	0.023	0.013	0.051	0.059	0.069	0.059	0.060
Non-OECD	-0.053	-0.055	-0.053	-0.063	-0.071	-0.080	-0.071	-0.084	-0.097	-0.083	-0.068	-0.058	-0.005	-0.014	-0.034	-0.023	-0.032	-0.038	-0.038	-0.030	-0.008	-0.048	-0.038	-0.055	-0.060	-0.062
Other Groups:																										
OECD Europe	0.053	0.055	0.053	0.064	0.071	0.071	0.071	0.085	0.097	0.088	0.069	0.058	0.008	0.022	0.022	0.016	0.030	0.034	0.041	0.023	0.014	0.051	0.059	0.069	0.059	0.060
OPEC	-0.0004	-0.001	-0.001	-0.001	-0.0003	-0.001	-0.0004	-0.001	-0.0003	-0.001	-0.001	-0.003	-0.005	-0.006	-0.006	-0.002	-0.002	-0.002	-0.002	-0.003	-0.003	-0.002	0.0004	0.002	0.006	0.003
EU	0.090	0.114	0.116	0.144	0.121	0.122	0.119	0.149	0.187	0.188	0.179	0.101	0.054	0.071	0.069	0.060	-0.013	0.010	0.002	0.038	0.069	0.018	0.042	0.002	-0.025	0.039
IEA	0.031	0.048	0.053	0.066	0.077	0.066	0.070	0.074	0.078	0.077	0.061	0.061	0.032	0.027	0.026	0.024	0.029	0.023	0.035	0.035	0.036	0.086	0.096	0.114	0.100	0.114
United States Consumption of Biomass, Geothermal and Solar Energy Not Used for Electricity Generation and Adjustment to Remove Consumption of Supplemental Gaseous Fuels																										
World Total	**2.312**	**2.412**	**2.511**	**2.764**	**2.848**	**2.871**	**2.803**	**2.755**	**2.895**	**2.692**	**2.161**	**2.170**	**2.282**	**2.249**	**2.366**	**2.440**	**2.494**	**2.448**	**2.273**	**2.299**	**2.334**	**1.984**	**2.035**	**2.143**	**2.373**	**2.476**
OECD	2.312	2.412	2.511	2.764	2.848	2.871	2.803	2.755	2.895	2.692	2.161	2.170	2.282	2.249	2.366	2.440	2.494	2.448	2.273	2.299	2.334	1.984	2.035	2.143	2.373	2.476
Non-OECD	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other Groups:																										
OECD Europe	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OPEC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EU	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
IEA	2.312	2.412	2.511	2.764	2.848	2.871	2.803	2.755	2.895	2.692	2.161	2.170	2.282	2.249	2.366	2.440	2.494	2.448	2.273	2.299	2.334	1.984	2.035	2.143	2.373	2.476
Total Primary Energy																										
World Total	**283.481**	**281.125**	**280.869**	**284.571**	**299.851**	**308.494**	**316.165**	**326.025**	**338.256**	**344.279**	**347.424**	**347.985**	**348.419**	**353.543**	**357.427**	**365.046**	**374.935**	**381.097**	**382.135**	**389.792**	**398.134**	**402.292**	**410.711**	**426.639**	**447.605**	**462.798**
OECD	178.529	174.576	169.919	169.512	177.079	179.812	181.931	186.992	193.082	197.174	197.947	199.857	201.572	205.336	208.631	213.328	220.287	222.882	223.204	227.413	231.723	230.440	232.348	235.590	240.526	242.306
Non OECD	104.952	106.549	110.950	115.059	122.772	128.682	134.234	139.033	145.173	147.105	149.477	148.128	146.847	148.207	148.796	151.718	154.648	158.215	158.931	162.379	166.410	171.853	178.363	191.049	207.079	220.492
Other Groups:																										
OECD Europe	65.920	63.626	62.724	62.940	64.382	66.417	67.909	69.256	69.698	70.260	70.024	70.754	69.969	70.952	70.681	72.145	74.589	74.851	75.683	76.073	76.997	78.088	77.787	79.593	81.033	81.446
OPEC	9.107	9.578	10.063	10.985	11.816	12.624	13.358	14.122	14.895	15.755	16.208	16.704	17.695	18.581	19.459	20.052	21.068	22.100	22.644	23.195	23.965	25.385	26.498	27.124	28.858	31.415
EU	66.477	64.280	63.464	63.542	64.828	66.694	68.081	69.309	69.612	70.071	69.172	68.991	69.107	69.529	69.223	70.590	73.015	72.940	73.304	73.290	73.990	75.594	75.002	76.719	77.980	78.062
IEA	166.931	163.096	158.227	158.051	165.282	167.569	169.577	174.261	180.459	184.466	185.961	188.128	189.959	195.191	198.475	203.314	209.733	212.250	212.513	216.499	220.859	219.766	221.628	224.550	229.349	230.822

Page 1

Exhibit 4

专栏 1　　　　　　　“十五”时期能源发展主要指标

指　标	单　位	2000 年	2005 年	“十五”年均增长(%)
一次能源生产总量	亿吨标准煤	12.90	20.59	9.82
其中：原　煤	亿吨	12.99	22.05	11.16
石　油	亿吨	1.63	1.81	2.12
天然气	亿立方米	272	493	12.63
水电及可再生能源	亿吨标准煤	0.86	1.41	10.39
一次能源消费总量	亿吨标准煤	13.86	22.47	10.15
其中：原　煤	亿吨	13.20	21.67	10.42
石　油	亿吨	2.24	3.25	7.73
天然气	亿立方米	245	479	14.35
水电及可再生能源	亿吨标准煤	0.86	1.41	10.39

注：数据来源为国家统计局和行业协会统计资料；可再生能源仅包含商品化部分(下同)

(二)结构调整力度加大，“上大压小”取得成效

大型煤炭基地建设、中小煤矿联合改造、落后小煤矿关闭淘汰稳步实施。大型电站建设步伐加快，火电“上大压小”继续推进。西电东送等重点输电工程进展顺利，农网改造基本完成，六大电网联网加强。新能源和可再生能源发展加快。风电装机容量达到 126 万千瓦，太阳能光伏发电装机容量约 7 万千瓦，太阳能热水器集热面积 8000 多万平方米、居世界第一位。生物质燃料乙醇年生产能力 102 万吨，煤炭液化和煤制醇醚、烯烃等煤基多联产示范工程稳步推进。

(三)技术创新取得进步，装备水平明显提高

煤炭工业已具备装备千万吨级露天煤矿和日产万吨矿井工作面的能力，建成了一批具有世界先进水平的大型煤矿。石油天

2

Exhibit 5

Merrill Lynch
25 August 2006

Hong Kong & China Gas Co. Ltd.

Chart 37: China: Gas composition in 2004

4%
15%
40%
41%
City Gas
Chemical feedstocks
Industrial fuel
Power plants

Source: PetroChina

Currently, 80% of town natural gas is consumed by residential users, including households and public sectors. As an emerging residential fuel, the share of natural gas in urban residential fuel market was about 17% in 2003, with that of LPG at 65% and coal gas at 18%. We see the strongest growth potential for natural gas, backed by the government's policy, which targets prioritizing use of natural gas, restricting use of coal gas and regulating the use of LPG. Moreover, the price of natural gas is lowest in terms of price per heat content, compared with coal gas and LPG. We forecast that natural gas will occupy half of the urban residential fuel market by 2010, if 70% of the cities are supplied with natural gas and natural gas penetration rate in these cities reaches 70%.

Table 40: China: Natural gas used as town gas

	1999	2000	2001	2002	2003	2005E	2010E	2015E	2020E
Natural gas used as town gas (bn m^3)	3	4	5	7	7	16	30	50	70
% of total natural gas consumption	16%	17%	20%	22%	20%	27%	30%	33%	35%

Source: China Energy Statistical Yearbook 2004, China Energy Development Report 2003

In some big cities, use of natural gas for heating and cooling plays an important role, as a means to alleviate electricity shortage. In Beijing, for example, natural gas consumption for heating accounted for 60% of total natural gas consumption. Shanghai too has begun to promote natural gas-based air conditioning.

Table 41: China: Natural gas consumption by end-user

Year		1999	2000	2001	2002	2003
Total Consumption (bn m^3)		21.5	24.5	27.4	29.2	35.0
Electric Power		11%	13%	14%	14%	13%
Industrial	Industrial Fuel	34%	32%	31%	29%	28%
	Petrochemical	39%	38%	35%	35%	39%
Town Gas	Residential	12%	13%	16%	18%	16%
	Commercial	1.4%	1.4%	1.8%	2.1%	2.0%
	Transportation	2.2%	2.4%	2.2%	2.2%	1.9%

Source: China Energy Statistical Yearbook 2004, CEIC, CNPC

Use of natural gas in vehicles is booming in some cities where supply is sufficient, due to relatively lower and more stable price of natural gas compared with soaring gasoline prices. Moreover, this move is actively encouraged by governments for its positive environmental externalities.

42

Exhibit 6

Energy Information Administration - International Natural Gas Reserves and Resourc... Page 1 of 1

eia Energy Information Administration
Official Energy Statistics from the U.S. Government Glossary

Home > International > Natural Gas Reserves and Resources

International Natural Gas Reserves and Resources

International Natural Gas Reserves and Resources Tables and Reports:		formats	
Natural Gas Proved Reserves, All Countries (Trillion Cubic Feet)			
(Important Note on Sources of Foreign Reserve Estimates)			
Most Recent Estimates	html		xls
January 1, 1980 - January 1, 2007 Estimates			xls
January 1, 2006 Estimates			xls
Natural Gas Resources			
World, Regional, and Country-Level Assessments of Undiscovered Conventional Resources of Petroleum (Oil, Gas, and NGL (Natural Gas Liquids)) from the *U.S. Geological Survey World Petroleum Assessment 2000*	html		
Oil and Gas Resources of the Fergana Basin (Uzbekistan, Tadzhikistan, and Kyrgyzstan) (December 1994)		pdf	
Oil and Gas Resources of the West Siberian Basin, Russia (November 1997)		pdf	

see also:
International Natural Gas Analysis to 2030
United States Natural Gas Reserves Information

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http://www.eia.doe.gov/emeu/international/gasreserves.html 2008-1-14

World Proved Natural Gas Reserves, January 1, 1980 - January 1, 2007 Estimates
(Trillion Cubic Feet)

Region/Country	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Cameroon	3.900	3.900	3.900	3.900	3.900	3.900	3.900	3.900	3.900	3.900
Congo (Brazzaville)	3.200	3.200	3.200	3.200	3.200	3.200	3.200	3.200	3.200	3.200
Congo (Kinshasa)	0.035	0.035	0.035	0.035	0.035	0.035	0.035	0.035	0.035	0.035
Cote d'Ivoire (Ivory Coast)	1.000	1.050	1.050	1.050	1.050	1.050	1.050	1.000	1.000	1.000
Egypt	27.622	31.500	35.180	35.180	35.180	58.500	58.500	58.500	58.500	58.500
Equatorial Guinea	1.300	1.300	1.300	1.300	1.300	1.300	1.300	1.300	1.300	1.300
Ethiopia	0.880	0.880	0.880	0.880	0.880	0.880	0.880	0.880	0.880	0.880
Gabon	1.200	1.200	1.200	1.200	1.200	1.200	1.200	1.200	1.200	1.000
Ghana	0.840	0.840	0.840	0.840	0.840	0.840	0.840	0.840	0.840	0.800
Libya	46.300	46.400	46.400	46.400	46.400	46.400	46.400	52.000	52.650	52.650
Madagascar	0.070	0.070	0.070	0.070	NA	NA	NA	NA	NA	NA
Mauritania	NA	NA	NA	NA	NA	NA	NA	NA	NA	1.000
Morocco	0.050	0.050	0.049	0.047	0.047	0.043	0.043	0.043	0.060	0.058
Mozambique	2.500	2.000	2.000	2.000	4.500	4.500	4.500	4.500	4.500	4.500
Namibia	3.000	3.000	3.000	3.000	2.200	2.200	2.200	2.200	2.200	2.200
Nigeria	114.852	124.000	124.000	124.000	124.000	124.000	159.000	176.000	184.660	181.900
Rwanda	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
Somalia	0.200	0.200	0.200	0.200	0.200	0.200	0.200	0.200	0.200	0.200
South Africa	0.826	0.780	0.780	0.780	0.001	0.001	0.001	0.001	0.001	- -
Sudan	3.000	3.000	3.000	3.000	3.000	3.000	3.000	3.000	3.000	3.000
Tanzania	0.980	0.980	0.980	0.980	0.800	0.800	0.800	0.800	0.800	0.230
Tunisia	2.500	2.750	2.750	2.750	2.750	2.750	2.750	2.750	2.750	2.300
Total	**348.598**	**361.098**	**394.177**	**394.175**	**394.846**	**418.162**	**453.462**	**476.509**	**485.841**	**484.433**
Asia & Oceania										
Afghanistan	3.530	3.530	3.530	3.530	3.530	3.530	3.530	3.530	1.750	1.750
Australia	19.429	44.638	44.638	44.638	90.000	90.000	90.000	29.000	27.640	30.370
Bangladesh	10.884	10.615	10.615	10.615	10.615	10.615	10.600	10.600	5.000	5.000
Brunei	14.100	13.800	13.800	13.800	13.800	13.800	13.800	13.800	13.800	13.800
Burma	10.000	10.000	10.000	10.000	10.000	10.000	10.000	10.000	10.000	10.000
China	41.000	48.300	48.300	48.300	48.300	53.325	53.325	53.325	53.325	80.000
India	17.356	18.978	22.884	22.849	22.865	26.943	30.140	32.525	38.880	37.960
Indonesia	72.268	72.268	72.268	72.268	92.500	92.500	90.300	90.300	97.786	97.780
Japan	1.386	1.380	1.414	1.414	1.414	1.400	1.400	1.400	1.400	1.400
Malaysia	79.800	81.700	81.700	81.700	75.000	75.000	75.000	75.000	75.000	75.000
New Zealand	2.400	2.450	2.450	2.450	2.083	3.086	1.320	1.178	0.900	0.900
Pakistan	21.000	21.600	21.600	21.600	25.078	26.365	26.830	26.830	28.153	28.000
Papua New Guinea	9.000	5.442	5.442	7.900	12.230	12.230	12.200	12.200	12.200	12.200
Philippines	2.700	2.850	2.800	2.800	3.693	3.772	3.770	3.770	3.900	3.480
Taiwan	2.700	2.700	2.700	2.700	2.700	2.700	2.700	2.700	0.297	0.297
Thailand	7.000	12.529	12.529	11.764	12.705	13.341	13.340	13.340	14.754	14.750
Vietnam	6.000	6.800	6.800	6.800	6.800	6.800	6.800	6.800	6.800	6.800

Sources: *Oil a Gas Journal*
and Energy Information Administration.

Page 7

Exhibit 7

Institute of Energy Economics of Japan

IEEJ: July 2007

Junggar basin, Turphan-Hami basin) through PetroChina.

As Table 3-1 shows, CNPC produced 43.87 Bcm in 2006, accounting for 73.7% of the national total. Meanwhile, CNOOC produced 8.4 Bcm of natural gas or 14.1% of the total, followed by Sinopec's 7.25 Bcm of gas output, or 12.2% of the total.

Table 3-1 Natural Gas Production by Producer (2000-2006)

	2000	2001	2002	2003	2004	2005	2006
CNPC							
Daqing	2.30	2.40	2.02	2.03	2.03	2.44	2.45
Liaohe	1.15	1.27	1.13	1.05	1.00	0.92	0.89
Huabei	0.44	0.52	0.53	0.57	0.58	0.57	0.55
Dagang	0.40	0.42	0.39	0.35	0.34	0.33	0.36
Xinjiang	1.62	1.90	2.02	2.21	2.56	2.90	2.88
Tarim	0.75	1.18	1.09	1.09	1.36	5.68	11.01
Turpan-Hami	0.92	1.09	1.14	1.23	1.34	1.53	1.67
Sichuan	7.99	9.08	8.75	9.19	9.78	11.63	13.13
Changqing	2.06	3.68	3.91	5.18	7.45	7.53	8.02
Qinghai	0.39	0.64	1.15	1.54	1.79	2.12	2.45
Yumen	0.02	0.04	0.06	0.03	0.02	0.08	0.08
Jidong	0.06	0.06	0.04	0.04	0.06	0.08	0.10
Jilin	0.20	0.22	0.22	0.23	0.25	0.27	0.28
Total of CNPC	**18.30**	**22.50**	**22.45**	**24.74**	**28.56**	**36.08**	**43.87**
Sinopec							
Shengli	0.69	0.91	0.75	0.81	0.89	0.88	0.80
Zhongyuan	1.34	1.60	1.61	1.70	1.75	1.66	1.60
Henan	0.05	0.09	0.11	0.10	0.10	0.10	0.08
Jianghan	0.09	0.08	0.13	0.10	0.11	0.12	0.12
Jiangsu	0.02	0.03	0.02	0.03	0.05	0.06	0.06
Yunnan/Guizhou/Guangxi	0.08	0.09	0.07	0.09	0.10	0.08	0.06
Sinopec Star	1.65	2.19	2.30	2.36	2.66	3.20	4.28
Others			0.13	0.15	0.17	0.18	0.24
Total of Sinopec	**3.93**	**5.00**	**5.09**	**5.34**	**5.83**	**6.29**	**7.25**
CNOOC,etc.	**3.96**	**5.85**	**5.31**	**4.22**	**6.39**	**8.12**	**8.40**
Total of the Nation	**26.20**	**33.35**	**32.87**	**34.32**	**40.78**	**50.49**	**59.52**

Source: *East and West Report*, March 8, 2007.

3.4 Gas Consumption

In 2005, natural gas consumption increased by 22.3 Bcm from 24.5 Bcm in 2000 to 46.8 Bcm in 2005, an annual growth rate of 13.8%. Of this city gas accounted for 32%, the chemical sector 30%, the industrial sector 26% and power generation 12% as shown in Figure 3-3. Until recently, the chemical sector, in particular fertilizer factories, was the largest consumer. However, since the inauguration of commercial operations of the West-East natural gas pipeline, the share of gas consumption has gradually shifted from the fertilizer industry to city gas users and it is expected that they will be the main consumers of China's natural gas output in the near future.

8